Exhibit (a)(5)(ix)



[Graphic Omitted]

News Release


October 12, 2004

                      TELUS offers for Microcell to expire

Vancouver, B.C. - TELUS Corporation (TSX: T, T.A; NYSE: TU) today announced that it will not extend its offers to purchase all of the issued and outstanding publicly traded shares and warrants of Microcell Telecommunications Inc. As a result, the offers will expire later today at the previously established expiry time of 9 p.m., Toronto time, on October 12, 2004. TELUS Corporation will not take up and pay for any shares or warrants of Microcell that remain deposited to its offers as of the expiry time. TELUS has also cancelled a commitment from the Royal Bank of Canada to provide a Cdn.$500 million credit facility which was to be available for general corporate purposes following the completion of the offers.


About TELUS

TELUS is Canada's second largest telecommunications company with more than Cdn$7 billion of annual revenue, more than 4.8 million network access lines and more than 3.6 million wireless subscribers. The company provides subscribers across Canada with a full range of telecommunications products and services utilizing next-generation Internet-based technologies, including data and voice services through TELUS Communications Inc. and wireless services through TELUS Mobility.


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Investor Relations contacts                          Media contacts
John Wheeler                                         Nick Culo
780-493-7310                                         780-493-7236
ir@telus.com                                         nick.culo@telus.com

Robert Mitchell                                      Mark Langton
416-279-3219                                         416-684-3454
ir@telus.com                                         mark.langton@telus.com